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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2007.

Commission File Number 001-33134

YUCHENG TECHNOLOGIES LIMITED
(Translation of registrant’s name into English)

3F, Tower B, Beijing Financial Trust Building 5 Anding Road, ChaoYang District Beijing, PRC 100029
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_____________.

This Form 6-K consists of the following exhibits attached hereto:

1. Amendment Agreement, dated as of May 9, 2007, to that certain Agreement dated December 20, 2005, relating to the acquisition of Beijing Sihitech Co., Ltd. and Beijing e-Channels Century Technology Co., Ltd. which clarifies the earn out provisions related to Beijing Sihitech Co., Ltd.

2. Press release of Yucheng Technologies Limited (the “Company”), dated May 14, 2007, regarding the Company calling for redemption of the outstanding common share purchase warrants and setting the redemption date of June 13, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YUCHENG TECHNOLOGIES LIMITED

Date: May 14, 2007	By:	/s/ Name: Peter Li
Name: Peter Li
Title: Chief Financial Officer

_____________
* Print the name and title under the signature of the signing officer.

EXHIBIT

Exhibit Number	Description

4.1	Amendment Agreement dated as of May 9, 2007 to that Agreement dated December 20, 2005, relating to the acquisition of Beijing Sihitech Co., Ltd. and Beijing e-Channels Century Technology Co., Ltd.

99.1	Press release dated May 14, 2007, regarding warrant redemption.